J Sainsbury plc

03 AUG 12 AM 7:21

82-913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Avenue
Washington DC20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 31 July 2002

03029205

SUPPL

Dear Sir

J Sainsbury plc response to Secretary of State announcement

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 31 July 2003.

Yours sincerely

Hazel Jarvis
Manager, Group Registration
& Shareholder Services

PROCESSED
AUG 18 2003
THOMSON FINANCIAL

dlw 8/12

G:\REGSHARE\Compliance\Close\Securities.exchange.somerfield31july03.doc

J Sainsbury plc response to Secretary of State announcement regarding its possible acquisition of 171 Somerfield stores

Sainsbury's notes that the Secretary of State today announced that she has decided to refer Sainsbury's possible acquisition of 171 Somerfield stores to the Competition Commission.

Sir Peter Davis, Sainsbury's group chief executive, said,

"We are disappointed with the outcome and will reflect on the issues raised in the report once it has been published."

Contacts:
Lynda Ashton
Head of Investor Relations
Tel: +44 (0) 20 7695 7162

Pip Wood
Head of Media
Tel: +44 (0) 20 7695 6127